March 19, 2020

Johnny Cheng
Chief Financial Officer
Hutchison China MediTech Ltd
Level 18, Metropolis Tower
10 Metropolis Drive
Hunghom, Kowloon
Hong Kong

       Re: Hutchison China MediTech Ltd
           Form 20-F for the Fiscal Year Ended December 31, 2018
           Form 6-K filed July 30, 2019 for the Month of July 2019 File No. 001-37710

Dear Mr. Cheng:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences